Exhibit 99.2

ADVANTAGE OIL & GAS LTD. (“Advantage”)

ODD-LOT PROGRAM

FOR HOLDERS OF 99 OR FEWER COMMON SHARES

INFORMATION BOOKLET

1. Procedure for Transmitting Advantage Shares for the Program

To participate in the Program, each shareholder must complete and sign a Letter of Transmittal for all of his or her common shares of Advantage (“Shares”), and send it along with all of his or her certificates for Shares and any other required documents to Computershare Investor Services Inc., (“Computershare”), at the address below, or request his or her broker, dealer, bank or other nominee holding such Shares to take such action on his or her behalf. THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER.

Shareholders who use the mail should allow approximately five business days for the Share certificates and Letter of Transmittal to reach Computershare; however, neither Advantage nor Computershare assumes any responsibility for delays in delivery or non-receipt of such documents. Shareholders should note that the price of the Shares may change during such period.

IF YOU WISH TO PARTICIPATE, YOU MUST INDICATE ON A LETTER OF TRANSMITTAL YOUR INTENTION TO SELL ALL OF YOUR SHARES.

IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). If you do not use the enclosed special return envelope, please mail or deliver as follows:

	If by Mail:	If by Hand, Courier or Registered Mail:
	Computershare Investor Services Inc. Attention: Corporate Actions P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	Computershare Investor Services Inc. Attention: Corporate Actions 8th Floor 100 University Avenue Toronto, Ontario M5J 2Y1

The transmittal of Shares is irrevocable and there are no withdrawal rights. The Letter of Transmittal will contain your representation that (a) on March 20, 2018, you owned 99 or fewer Shares and that you are transmitting all such Shares, or (b) you are the nominee record holder transmitting Shares for the beneficial owner thereof, who has made the representations in (a) above to you.

Signing Authorities	Endorsement of the Share certificate(s) is not necessary unless a certificate is registered in the name of a person other than the signer of the Letter of Transmittal. In such case, the certificate must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution or in some other manner satisfactory to the Manager of the program. No guarantee is required if the signature is that of an Eligible Institution.

Where the Letter of Transmittal or any certificate or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Advantage or Computershare at their discretion may require additional evidence of authority or additional documentation.

Eligible Institution

Means a Canadian schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

2. Expiration of the Program

THE PROGRAM WILL EXPIRE ON THE EARLIER OF: (A) MAY 8, 2018, AT 5:00 P.M. TORONTO TIME, UNLESS EXTENDED OR (B) ONCE THE MAXIMUM (AS DEFINED BELOW) IS REACHED, UNLESS INCREASED.

Advantage will purchase up to a maximum of Cdn. $4 million of its common shares under the Odd Lot Program (the “Maximum”). The Odd Lot Program will end if the Maximum is reached, unless Advantage, at its sole discretion, increases the Maximum.

If you wish to submit your Shares pursuant to the Program, your properly completed Letter of Transmittal must be received along with your certificate(s) for all your Shares prior to the expiration of the Program. If you do not wish to participate no further action is required by you. You will remain an odd lot shareholder in Advantage. Advantage reserves the right, without having any obligation to do so, to extend, amend or terminate the Program in compliance with Section 639(h) of the Toronto Stock Exchange’s (TSX) Company Manual.

3. Nominee Shareholder

All eligible shareholders whose Shares are held in a nominee form (for example, in their broker’s name or in the name of a bank or trust company) who wish to participate in the Program, must instruct their broker or other nominee to arrange for the tendering of the Shares to Computershare so that sale may be effected. Nominees will be required to certify in the Letter of Transmittal that each beneficial owner for whom a tender of Shares is made owns 99 or fewer Shares.

4. Payment of the Selling Price of Shares

After receipt in good order of a completed Letter of Transmittal indicating your intention to sell all your Shares accompanied by your certificate(s) for all the Shares, your Shares will be sold back to Advantage. Canadian Shareholders will receive a price per share (in Canadian currency) equal to the five day volume weighted average price (5 day VWAP) of the Shares on the TSX for the week (i.e., calculated on the Friday) immediately prior to the week in which the Odd Lot Shareholder tenders their Shares. United States Odd Lot Shareholders will receive (in United States currency) a price per Share equal to the 5 day VWAP of the Shares on the NYSE for the week (i.e., calculated on the Friday) immediately prior to the week in which the Odd Lot Shareholder tenders their Shares.

Payment for Shares sold pursuant to the Program will be mailed approximately 10 business days after such sale.

Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN THE PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR SHARES.

5. Information About Advantage Shares

Advantage Shares are listed on the TSX and the NYSE. The current market price is listed in most newspapers in the TSX Composite Transactions section under the abbreviation AAV.TO and on the NYSE section under the abbreviation AAV.

6. Miscellaneous

The tax consequences for each participant in the Program may vary depending upon the particular facts relating to each shareholder and no representations with respect to such tax consequences are made by Advantage. It is recommended that each shareholder consult his or her own tax adviser as to the tax consequences of a purchase or sale of Shares pursuant to the Program.

Computershare and Advantage shall have the right to reject any transmittal of Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed not to have been validly made until any irregularities have been waived or cured to the sole satisfaction of Advantage. If any transmitted Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Shares will be returned as soon as practicable without expense to the transmitting shareholder.

The Program is not available in any jurisdiction in which the Program would not be in compliance with the laws of such jurisdiction.

Neither Advantage nor Computershare makes any recommendation as to whether or not you should participate in the Program and you may wish to contact your broker or financial advisor as to the advisability of participating.

Questions and requests for assistance and additional copies of these offering materials may be direct to Computershare, at the address, telephone number or e-mail address set forth below:
Computershare Investor Services Inc. Attention: Corporate Actions 8th Floor 100 University Avenue Toronto, Ontario M5J 2Y1
Toll-Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

ADVANTAGE OIL & GAS LTD.

/s/ Craig Blackwood

__________________________________

Craig Blackwood, Vice President, Finance & Chief Financial Officer

ADVANTAGE OIL & GAS LTD.

  Completing the Letter of Transmittal

SECTION 1: The owner of the Shares or their personal representative must elect to sell their Shares by checking the box on page one of the Letter of Transmittal. This election is irrevocable once your valid submission is received by Computershare.

SECTION 2: If any of the certificates are lost, the registered owner or their personal representative should indicate this by checking the box beside the lost certificate on page one of the Letter of Transmittal. One of the requirements for participation in the Program is to surrender your certificates with the Letter of Transmittal. If your certificate(s) is lost you are required to obtain insurance for the replacement of the lost certificate. Computershare has arranged to obtain this coverage through its insurance providers. If you wish to use these providers please mark the box beside the “Replacement Request and Acknowledgement” in SECTION 4 and the premium will be paid by Advantage. If the Shares are held in a nonprobated estate and the estate chooses to mark the box beside “Waiver of Probate Request and Acknowledgement” the premium charged for the waiver of probate coverage will also cover the lost certificate(s). Do not complete SECTION 4 if you do not wish to use the insurers Computershare has made arrangements with. However, still complete SECTION 2 if you have lost certificate(s) in order to report them as lost. When Computershare receives your submission to the Program we will contact you to provide instructions.

SECTION 3: Review this section if you are the personal representative of a deceased Shareholder whose estate is not going to be probated and you wish to participate in the Program. One of the requirements for participation by a deceased registered holder whose estate is not probated is to obtain non-probate estate insurance. Computershare has arranged to obtain this coverage through its insurance providers. If you wish to use these providers please mark the box beside the “Non-Probated Estate Request and Acknowledgement” in SECTION 4 and send the decedent’s Shares, the Letter of Transmittal and any other documents required by the instructions that follow. The premium will be deducted from the proceeds of the sale of the decedent’s Shares. Do not complete SECTION 4 if you do not wish to use the insurers Computershare has made arrangements with. Do include a written request for instructions on obtaining waiver of probated insurance from an insurer of your choice. When Computershare receives your submission to the Program we will contact you to provide instructions.

SECTION 4: This section describes the terms and conditions of the insurance coverage for the replacement of lost certificates or non-probated estates. Depending on which coverage you require please mark the appropriate box. If you require both, mark both boxes. Ensure you complete SECTION 5 because in certain cases the insurer will not cover certain losses or non-probated estates. In this case Computershare will contact you and should be able to make alternate arrangements over the phone. The premium payable will not change in these cases. Do not complete SECTION 4 if you do not wish to use the insurers Computershare has made arrangements with.

SECTION 5: These are the contact details for the registered holder or their personal representative so they can be reached in the event we discover a problem with your submission to the Program. Computershare will attempt to contact you at the day time telephone number you provide and will use the evening number or email if this should fail.

SECTION 6: The registered Shareholder or their personal representative must sign and date the Letter of Transmittal on Page 1, to accept and be bound by the terms and conditions of the Program and if chosen the terms and conditions of using the insurance to replace lost certificates or to obtain non-probated estates coverage as arranged by Computershare. The personal representative must provide proof of their authority to act as describe in the instructions that follow. If the Shares accompanying the Letter of Transmittal are registered to someone other than the person who is submitting them for participation in the Program, the Shares must be endorsed for transfer by the registered holder.

SECTION 7: Provides contact and delivery instructions for sending your submission to the Program. The method of delivery of the Shares and all the required supporting documents is at the election and risk of the Shareholder or their personal representative. Neither Advantage nor Computershare assumes any responsibility for delays in delivery or non-receipt of the Shares and accompanying documents. Shareholders should note that the price of the Shares may change during the time the Shares are in transit to Computershare. Submissions to the Program are deemed received only upon physical receipt by Computershare of a properly executed submission.